NYIAX, Inc.

180 Maiden Lane, 11th Floor

New York, NY 10005

VIA EDGAR

October 20, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	NYIAX, INC.

Registration Statement on Form S-1

Submitted June 1, 2022

CIK No. 0001679379

Ladies and Gentlemen:

NYIAX, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Registration Statement on Form S-1 on June 1, 2022 as set forth in the Staff’s letter dated June 29, 2022 (the “Comment Letter”). Concurrently with filing of this letter, the Company is filing an Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments. Please note that in addition to including changes in the Amended Registration Statement to reflect responses to the Staff’s comments, we have revised the Amended Registration Statement to include alternate pages for a resale prospectus pursuant to which certain selling shareholders will sell their shares of the Company’s common stock.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.	We note your reference to "Other Potential Fees." Please quantify the seat licensing and transaction fees in your revenue discussion, or tell us if these fees are immaterial.

Response: We respectfully advise the Staff that we have revised relevant disclosures on page 28 of the Amended Registration Statement to disclose that through June 30, 2022, no revenues were generated from seat licensing and transaction fees separate to the contract formation.

Liquidity and Capital Resources, page 29

2.	Please expand your disclosure to include your estimated cash requirements over the next twelve months. Please refer to Item 303(b)(1) of Regulation S-K.

Response: We respectfully advise the Staff that we have revised relevant disclosures on page 32 of the Amended Registration Statement to state that the Company believes it does not have sufficient cash to meet working capital and capital requirements for at least twelve (12) months from the issuance of the unaudited condensed financial statements for the six months ended June 30, 2022 included in the Amended Registration Statement. Further, on page 29, we have included our estimated cash required to break-even. In addition, we included a risk factor on page 8 of the Amended Registration Statement, We have incurred net losses and experienced net cash outflows from operating activities. If we do not effectively manage our cash and other liquid financial assets, execute our plan to increase profitability and obtain additional financing, we may not be able to satisfy repayment requirements on our obligations.

Non GAAP Financial Measures, page 29

3.	We note your disclosures indicate that Adjusted EBITDA Loss is your only non-GAAP financial measure. In regard to your tables reconciling the non-GAAP financial measure, please ensure that the GAAP reconciliations begin with the GAAP measure (Net Loss) and end with the non-GAAP measure. Also, provide an analysis of changes in Adjusted EBITDA Loss between periods.

Response: We respectfully advise the Staff that we have revised the relevant table on pages 34 and 38 of the Amended Registration Statement to present GAAP reconciliations beginning with Net Loss (the GAAP measure) and ending with Adjusted EBITDA (the non-GAAP measure). We also added an analysis of the changes in Adjusted EBITDA Loss between the six-month periods ended June 30, 2022 and 2021 and between the years ended December 31, 2021 and 2020 on pages 34 and 38, respectively.

4.	Please remove the reconciliations that begin in Revenue, net and end in Adjusted EBITDA Loss as the manner of presentation resembles a full income statement and begins with Revenue, contrary to the equal or greater prominence requirement. See Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Response: We respectfully advise the Staff that we have deleted reconciliations that begin with Revenue, net and end in Adjusted EBITDA Loss from the relevant tables reconciling Adjusted EBITDA to Net Loss in the Amended Registration Statement.

5.	Furthermore, in order to avoid confusion, please remove the discussions related to Net Revenue (Non-GAAP) and Operating Expenses (Non-GAAP), unless they are also non-GAAP measures. If Net Revenue (Non-GAAP) and Operating Expenses (Non-GAAP) are in fact non-GAAP measures, please revise their presentations to comply with all requirements in Item 10(e) of Regulation S-K. Please also note that non-GAAP measures should not have titles that are confusingly similar to GAAP measures.

Response: We respectfully advise the Staff that we have deleted the relevant disclosures related to Net Revenue (Non-GAAP) and Operating Expenses (Non-GAAP).

6.	In regard to your key performance indicators, Media Contracts and average compensation per Media Contract, please move the discussion of these metrics to support your GAAP-based results discussion.

Response: We respectfully advise the Staff that we have moved our discussion of Media Contracts and average compensation per Media Contract metrics to the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” at pages 30 and 35 of the Amended Registration Statement.

NYIAX Platform and Nasdaq Technology, page 38

7.	We note your response to prior comment 5. To the extent applicable, please disclose the termination provision of your IT Services Agreement and the term and termination provisions of your Joint IP Agreement.

Response: We respectfully advise the Staff that we have disclosed the termination provisions of the Joint IP Agreement and IT Services Agreement on page 43 of the Amended Registration Statement. The Joint IP Agreement is silent on the term duration of said agreement and therefore there is no term to disclose.

Business

Our Clients, page 53

8.	We note your response to prior comment 6 and reissue it in part. Please disclose the material terms of your agreements with Pubmatic, OpenX and Univision. For example, please disclose the specific terms and termination provisions under such agreements.

Response:  We respectfully advise the Staff that we have disclosed the material terms of the agreements with PubMatic, Inc., OpenX Technologies, Inc. and Univision Management Co. on page 59 of the Amended Registration Statement.

Statements of Operations, page F-16

9.	Disclose cost of revenues separately on your income statement, pursuant to Rule 5-03(b)(2) of Regulation S-X.

Response:  We respectfully advise the Staff that we have disclosed costs of sales separately in our Condensed Statements of Operations for the six-month periods ended June 30, 2022 and 2021 and in our Statements of Operations for the years ended December 31, 2021 and 2020, included on pages F-3 and F-18, respectively, of the Amended Registration Statement. Further, the Company discusses these changes in footnote 2 – restatements to the audited financial statements for the year ended December 31, 2021.

10.	In regard to share-based compensation, please explain to us how excluding employee costs from cost of revenues, technology and development, and sales, general and administrative expenses complies with generally accepted accounting principles and Rule 5-03(b) of Regulation S-X.

Response:  Pursuant to the comment, share-based compensation employee costs relating to cost of revenues, technology and development, and sales, general and administrative expenses are included in those captions and complies with generally accepted accounting principles and Rule 5-03(b) of Regulation S-X. Further, the Company discusses these changes in footnote 2 – restatements to the audited financial statements for the year ended December 31, 2021.

Note 11. Subsequent Events, page F-37

11.	Please provide us with a breakdown of the details of all stock-based compensation awards granted since March 31 2021, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Response: Pursuant to the comment, we have recorded the expense and the break-down of the stock-based compensation awards granted since March 31, 2021 as part of the results for the period ending June 30, 2022. For stock-based compensation awards subsequent to June 30, 2022, we will include the fair value of the underlying stock used to value such awards. Additionally, please see Exhibit A of this letter for a breakdown of the details of all stock-based compensation awards granted since March 31, 2021, including the fair value of the underlying stock used to value such awards.

General

12.	We note your response to prior comment 8 and your responses to comments 24 and 25 of our letter dated January 21, 2022. We note, however, that page 44 continues to state that your platform enables advertising or audience campaigns to be "listed, bought and sold as if they were a financial instrument through a forward or a future contract methodology." Please revise to remove this disclosure or advise.

Response: We respectfully advise the Staff that we have revised the statement on page 49 of the Amended Registration Statement by deleting “as if they were a financial instrument through a forward or a future contract methodology.” from the statement.

13.	The risk factor you added on page 8 states that you use a U.S.-based developer that employs Russian employees and notes that sanctions imposed on Russia could limit your ability to transact with this developer that has employees located in Russia. Please revise to identify this developer and clarify whether this developer is subject to sanctions. Additionally, please tell us whether any import or export control restrictions are applicable to your business.

Response: We respectfully advise the Staff that we have revised the risk factor on page 9 of the Amended Registration Statement by disclosing the name of this developer and clarifying that this developer is not subject to sanctions. We also disclose that there are no import or export control restrictions applicable to our business or to our relationship with this developer as of the date of the prospectus.

14.	We note your response to comment 7, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we agree with your responses, including any conclusions you have made, positions you have taken and/or practices you have engaged in or may engage in with respect to this matter.

Response: Pursuant to this comment, the Company hereby confirms its understanding of the Staff comment 14. The Company understands that there may be comments, clarifications or requests for additional information in the future. Further, the Company understands and acknowledges that the Staff’s lack of comments at this time regarding our responses to comment 7 of the Staff’s letter dated February 24, 2022 (“February 2022 Comment Letter”) is not interpreted to mean the Staff’s agreement with our response to comment 7 of the February 2022 Comment Letter, which include any conclusions we have made, positions we have taken and/or practices we have engaged in or may engage in with respect to the matter covered in Staff comment 7 of the February 2022 Comment Letter.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559, or Anna Wang, Esq. at awang@rc.com or 212-451-2942.

Sincerely,

/s/ Christopher Hogan
Christopher Hogan, Interim Chief Executive Officer

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP

EXHIBIT A

Breakdown of the Details of all Stock-Based Compensation Awards Granted Since March 31 2021

1.	On January 13, 2022, the Board of Directors awarded each director of the Company 50,000 options, which are exercisable at $5 per share and vested immediately, and an additional 50,000 options with the same terms to Mr. O’Neil as Chairman of the Audit Committee.
●	Total Grant: 250,000 options
●	Vesting: Immediate
●	Fair value of the underlying award: $721,250
●	The weighted average assumptions used to arrive at fair value of options on the date of grant was estimated based on the Black-Scholes option pricing model and was included in the financial statements

2.	On April 19, 2022, the Board of Directors awarded Mr. Wise, Chairman until such date, 250,000 restricted stock units under the 2021 Equity Incentive Plan, which will vest over two years in two equal instalments starting from the first year anniversary of such award.
●	Total Grant: 250,000 restricted stock units
●	Vesting: 125,000 units on 4/19/2023 and 125,000 units on 4/19/2024
●	Fair value of the underlying award: $1,000,000
●	Per share $4.00

3.	On April 27, 2022, the Board of Directors approved the grants of 247,500 options to employees of the Company with exercise prices of $5.00 to $5.50. Employees were award individual option awards of 51,500, 50,000, 31,500, 30,000, 26,500, two employee awards of 15,000 each, two employee awards of 10,000 each and four employees 3,500 or less. The fair value of all awards was $5.00 per share.
●	Total Grant: 247,500 options
●	Vesting: 48 months, except 1 award at 5,000 units
●	Fair value of the underlying award: $450,930
●	The weighted average assumptions used to arrive at fair value of options on the date of grant was estimated based on the Black-Scholes option pricing model and was included in the financial statements

4.	On May 31, 2022, the Board of Directors awarded Mr. Passaic, Corporate Secretary until such date:

a.	40,000 restricted stock units under the 2021 Equity Incentive Plan.

•	Total Grant: 40,000 restricted stock units
•	Vesting: 20,000 units on May 31, 2023, and the remainder on January 1, 2024
•	Fair value of the underlying award: $160,000
•	Per share $4.00

b.	20,000 options
•	Total Grant: 20,000 options
•	Vesting: vested immediately
•	Fair value of the underlying award: $43,460
•	Exercise price $5.00
•	The weighted average assumptions used to arrive at fair value of options on the date of grant was estimated based on the Black-Scholes option pricing model and was included in the financial statements

There have been no additional awards from May 31, 2022 until the date of this letter.